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                                                                  EXHIBIT (a)(3)


                                   MEMORANDUM


                                                               December 23, 2002

To:               Eligible Holders of Stock Options

From:             Lowell W. Paxson

Re:               Stock Option Exchange Offer


         As you know, we are committed to the concept of employees as owners. A cornerstone of our success has been the motivation of our employees through appropriate levels of cash and equity compensation. In connection with our commitment to appropriate levels of equity compensation, and because of the recent stock market volatility and your continued dedication, we are pleased to announce a new stock option exchange program.

         In exchange for each option tendered by you under the program, you will receive a new option exercisable for a number of shares of our common stock equal to one-half of the number of shares currently subject to the tendered option (rounded up to the nearest whole share). The new options will be exercisable in full immediately for a period of only one business day, at an exercise price of $0.01 per share. You will find further details regarding the program in the enclosed Offer to Exchange and related documents. Here is a brief summary of the material terms and conditions of the offer:

      o Holders of options with a strike price of $7.25 per share or higher will be offered the right to exchange all, but not less than all, of their options for new options with a strike price of $0.01 per share

      o Eligible holders will include all current directors, officers, employees and consultants

      o For each two option shares surrendered, holders will receive an option to purchase one new share, with a limited exercise period of one day commencing on the business day after the offer expiration date (which is also the new option grant date)

      o For employees whose tendered options are not fully vested, a percentage of the new options equal to the vested percentage of the surrendered options as of the offer expiration date will be exercisable for vested shares; the balance of the new options will be exercisable for shares which remain subject to a risk of forfeiture expiring one year after the new option grant date, provided the recipient remains employed by us at that date

      o If a recipient holding unvested shares leaves employment prior to the one year anniversary of the option exchange date by reason of death, disability, termination as a result of a change of control or other termination by us without cause (including by reason of a reduction in


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         force), the unvested shares will vest; otherwise unvested shares will be forfeited upon termination of employment prior to the one year anniversary of the option exchange

         We originally granted options to our employees for the following purposes:

      o to provide our employees with an opportunity to acquire or increase a financial interest in Paxson Communications Corporation, thereby creating a stronger incentive to assist in achieving our corporate goals;

      o  to attract and motivate our employees; and

      o to strengthen the alignment of interests between our employees and our stockholders.

We have decided to offer this opportunity because most of our employees' options
- whether or not they are currently exercisable - have exercise prices that are significantly higher than the current market price of our Class A common stock, and we believe that these options are unlikely to be exercised in the near future and are therefore not providing appropriate incentives to our employees. Our decision to allow employees to exchange stock options for new options that will have an exercise price of $.01 per share and which must be exercised immediately is intended to offer our employees a form of stock-based compensation that will provide greater incentives to remain employed with us and improve morale by realigning our equity compensation program to more closely reflect current market and economic conditions.

         We currently expect to grant the new options to you, in exchange for your tendered options, on or about January 23, 2003. Program participation is entirely voluntary, and although our Board of Directors has approved this offer, we make no recommendation as to whether or not you should tender your options for exchange. Please note that any one of several events could cause the offer to be terminated, postponed or amended, including the occurrence of certain legal or regulatory actions, an event that requires the extension of the offer expiration date beyond January 22, 2003, a material change in our business, and other events as described in the enclosed materials.

         The offer is being made under the terms and subject to the conditions of an Offer to Exchange and a related Election Form, Notice to Change Election and Stock Option Agreement, each of which is enclosed with this letter. The enclosed materials provide a detailed description of the terms of the offer, the persons who may participate, the conditions to exchanging your options, the risks involved with participating, and other important information. The terms and conditions of the new options will be significantly different from the terms and conditions of the options you currently hold. You should carefully read the enclosed materials and understand all aspects of the exchange offer before deciding whether or not to participate. We also recommend that you consult your personal tax and financial advisors before you make your participation decision. If you decide to participate, please follow the procedures outlined in the enclosed materials. Please note that this offer expires at, and you must return the election form and executed Stock Option Agreement no later than, 5:00 p.m., Eastern Standard Time, on January 22, 2003 (unless otherwise extended).


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         If you have any questions about the offer, please contact Cheryl
Scully, Director of Investor Relations and Treasury of Paxson Communications Corporation, at (561) 682-4211.

         As we continue on our mission to build a great company, we want to personally thank you all for your hard work, commitment and professionalism.

Sincerely,



Lowell W. Paxson
Chairman and Chief Executive Officer


Enclosures



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